

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 3, 2006

William J. Lyons
Chief Financial Officer
Consol Energy Inc.
1800 Washington Road
Pittsburgh, Pennsylvania 15241

> **Re: Consol Energy Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2004**
> **Filed February 28, 2005**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2005, June 30, 2005,**
> **and September 30, 2005**
> **Filed May 2, 2005, August 3, 2005 and November 7, 2005**
> **Response Letter Dated January 13, 2006**
> **File No. 1-14901**

Dear Mr. William J. Lyons:

We have reviewed your filing and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 1 Property, Plant and Equipment, page 91

1.   We have reviewed your response to prior comment number five. Please clarify what you mean by the term "economic extraction." Additionally, tell us how you account for coal extracted during the development phase.

2.   We note your response to prior comment seven. Please clarify in further detail whether you capitalize the costs of local access, crosscuts, and panel drifts. In the event you capitalize such costs please describe how you determine the proved reserve quantities to amortize these costs. We may have further comment.

3.   We note your expanded disclosure indicating that changes in estimates are disclosed in the period the change occurs. As previously requested, please tell us whether the disclosures required by paragraph 33 of APB 20 would apply as this does not appear to have been specifically addressed in your response. In this regard we reissue prior comment eight.

Workers' Compensation, page 93

4.   We are continuing to consider your response to prior comment 9 regarding your change in accounting method for workers' compensation.

Note 13 Property, Plant and Equipment, page 106

5.   We note your response to prior comment 11 which did not appear to fully address our request. Please demonstrate that no impairment was necessary prior to 2004 or otherwise advise. In this regard, please provide us a schedule of the fair values or sum of undiscounted cash flow values, determined in conjunction with your impairment analysis on a mine by mine basis for which depreciation was accelerated, compared to the related book values for each period presented.

Note 28, Commitments and Contingent Liabilities, page 124

6.   We note your proposed expanded disclosure which did not fully address our prior comment 12. For example, your proposed disclosure regarding your subsidiary Fairmont Supply Company discloses the pending matter without your assessment of the likelihood of loss and obligations consistent with the terms used in paragraph 3 of SFAS. Additionally, we note your reference that you are subject to various lawsuits and claims relating to personal injury, wrongful death, damage to property, etc. Please expand your disclosure to indicate the likelihood of loss as probable, reasonably possible or remote and quantify the potential loss or range of loss related to these matters, if any. If there is no possibility that such matters could have a material impact on your financial statements please state this fact.

Note 32, Supplemental Gas Data, page 140

7.   We note your proposed cost disclosures related to your gas producing activities in response to prior comment 13. Please reconcile these amounts to those reported by CNX in their S-1 filed January 10, 2006. For example, we note that greater detail is provided on capitalized costs by classification and that the subtotals differ from that disclosed on page 140 of your document. Additionally, we note differences in results of operations from gas producing activities as reported on page 141 of your document from that reported by CNX in their S-1.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Jonathan Duersch at (202) 551-3719 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill S. Davis
Branch Chief